United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (date of earliest event reported): January 23, 2017

Pinnacle Financial Partners, Inc.
(Exact name of registrant as specified in its charter)

Tennessee	000-31225	62-1812853
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)

 150 3rd Avenue South, Suite 900
Nashville, TN 37201
 (Address of principal executive offices)
(615) 744-3700
 (Registrant's telephone number, including area code)
Not applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
On January 23, 2017, Pinnacle Financial Partners, Inc. (the "Company") entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC, as the underwriter (the "Underwriter"), pursuant to which the Company agreed to issue and sell to the Underwriter and the Underwriter agreed to purchase, subject to and upon terms and conditions set forth in the Underwriting Agreement, a total of 2,800,000 shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), plus an option to purchase up to 420,000 additional shares of Common Stock. The offering was made pursuant to the Company's shelf registration statement on Form S-3 (Registration No. 333-215654) and is expected to close on January 27, 2017, subject to customary closing conditions. For a complete description of the terms and conditions of the Underwriting Agreement, please refer to the Underwriting Agreement, which is incorporated herein by reference and attached to this Current Report on Form 8-K as Exhibit 1.1.
Item 8.01 Other Events.
On January 23, 2017, the Company issued a press release announcing that it had priced its public offering of 2,800,000 shares of Common Stock plus an option to purchase up to 420,000 additional shares of Common Stock. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 23, 2017, by and between Pinnacle Financial Partners, Inc. and J.P. Morgan Securities LLC.
99.1	Press Release of Pinnacle Financial Partners, Inc., dated January 23, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and
Chief Financial Officer

Date:  January 24, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 23, 2017, by and between Pinnacle Financial Partners, Inc. and J.P. Morgan Securities LLC.
99.1	Press Release of Pinnacle Financial Partners, Inc., dated January 23, 2017.